4Less Group, Inc.

106 W. Mayflower

Las Vegas, Nevada 89030

Filed as SEC Correspondence

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attn: Nicholas Lamparski

October 26, 2020

Re:	4Less Group, Inc.
Form 1-A
Originally Filed on September 22, 2020
File No. 024-11326
SEC Comment Letter dated October 20, 2020
Amendment Number 1 (filed on October 26, 2020)

Dear Mr. Lamparski:

Please find below our responses to the Commission’s October 20, 2020 Comment Letter regarding the above-referenced 1-A. 4Less Group, Inc. is referred to herein as the “Company”, “we”, or “us”.

Please note that we have amended disclosure in financial footnotes 2, 5, 11, and 13 pertaining to the financial statements for the period ending July 31, 2020. We will amend all future periodic filings to reflect these footnote changes.

Please note further that the offering price range has been amended to $3.00 to $4.00 and the aggregate number of shares offered has been changed to 5,000,000 shares.

Offering Circular on Form 1-A filed September 22, 2020

Risk Factors

Risks Related to our Business

There is substantial doubt as to whether…page 18

Response to Comment 1

In our original Regulation A filing, we erred in the inclusion of the short-term debt as part of a going concern risk factor, as follows:

Of the $1,900,129 short term convertible debt outstanding at July 31, 2020 $1,815,129 was in default; however, as disclosed in Note 13 (Subsequent Events) in the notes to the July 31, 2020 financial statements, the Company had extinguished $1,733,629 of the outstanding short term convertible debt ( as well as accrued interest of $571,454 for total extinguished debt of $2,305,083). The Company extinguished the above referenced debt through cash proceeds of $14,329 as well as the issuance of a $1,200,000 promissory note (the “Note”) bearing interest at 12% per annum and maturing August 28, 2022, which Note requires the Company to issue to the Holder 150 Class C Preferred shares to be exchanged on the principal, and issue 950,000 warrants to the Holder with an exercise price of $0.40 per share, a three year maturity, and a fair market value of $351,500 has been exchanged for the accrued interest amount. Because only $166,500 of the short term convertible debt is in default remains outstanding and the Company plans to settle this amount in cash, the short term debt is no longer a significant amount and does not warrant a the previously disclosed risk factor, in addition to which the Company has available resources to satisfy the remaining balance of $166,500.

Based on the foregoing, we have amended the going concern risk factor accordingly.

Location at page 18

Risks Related to the Offering

An Investors’ ability to seek relief in the state courts…page 34

Response to Comment 2

We have amended the above referenced risk factor to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Location at page 34

Use of Proceeds, page 37

Response to Comment 3

We have amended our disclosure to reflect that we will use $2,000,000 of the proceeds from the Offering to liquidate outstanding promissory note obligations, short term convertible debt, and demand loans. We have also disclosed the interest rate and maturity of any note obligations.

Location at page 37

Certain Relationships and Related Party Transactions, and Director Independence, page 58

Response to Comment 4

We have provided under “Certain Relationships and Related Party Transactions” the disclosure contained in Note 11 regarding the American Express charge card.

Location at page 59

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 58

Response to Comment 5

We have provided amended disclosure regarding the ownership and voting rights pertaining to Sergio Salzano and Chris Davenport and our Series B, C, and D Preferred.

Location at page 58

Additional Information About the Offering

Investors’ Tender of Funds, page 63

Response to Comment 6

The prior disclosure regarding an escrow account previously on page 63 and in Exhibit 10.1 was made in error and has been amended accordingly. There is no escrow account and such reference has been removed in our disclosure and in Exhibit 10.1. As reflected in our response to Comment 8 below and at page ( ) of Amendment Number 1, Novation Solutions, Inc (o/a DealMaker) (“Deal Maker”) will process the investments and related credit card transactions and will charge the processing fees detailed in our amended disclosure.

Location at page 64 and Exhibit 10.1

Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 5 – PPN Loan, page F-1

Response to Comment 7

We have amended Note 5 to state that: (a) the Company used the proceeds of the loan to pay for payroll, rent and utilities; (b) the Company intends to continue to use the proceeds from the PPP Loan in a manner consistent with obtaining loan forgiveness; and (c) this forgiveness expectation is based on current SBA rulemaking and is subject to change.

Location at page F-12

General

Response to Comment 8

We have amended our disclosure to reflect that Novation Solutions, Inc (o/a DealMaker) (“Deal Maker”) will process the investments and the credit card transactions and will charge the processing fees detailed in our amended disclosure. Please also see Exhibit 6.2 (Agreement with Deal Maker)

Location at page 64

Response to Comment 9

The prior disclosure in Part I stating that we do not intend to issue the shares on a delayed continuous basis was made in error and has been amended to reflect that the offering will be on a “continuous basis”.

Response to Comment 10

We have resolved the conflicting disclosure regarding our facilities in the amended disclosure at the following pages:

a)	First bullet point at page 9
b)	Second bullet point at page 40
c)	Third bullet point at pages 59, F-19
d)	Fourth bullet point at page 66
e)	Fifth bullet point at page 41.

We hereby acknowledge the following: (a) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission of the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and disclosure in the filing; and (c) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws.

Please contact our securities counsel, Frederick M. Lehrer, at (561) 706-7646 or flehrer@securitiesattorney1.com should you have any questions regarding Amendment number 3.

Sincerely yours,

By:	/s/ Tim Armes
Tim Armes, Chief Executive Officer